                                                                    Exhibit 18.1


March 17, 1999

Summit Technology, Inc.
21 Hickory Drive
Waltham, MA  02451

Dear Sirs/Madams:

We have audited the consolidated financial statements of Summit Technology, Inc. as of and for the year ended December 31, 1998, included in your Current Report on Form 8-K to the Securities and Exchange Commission and have issued our report thereon dated March 17, 1999. Note 2 to such consolidated financial statements contains a description of your adoption during the year ended December 31, 1998 of a change in your revenue recognition policy with respect to membership fees. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,



DELOITTE & TOUCHE LLP
Boston, Massachusetts